   January 5, 2012

John Hartz
Senior Assistant
Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Fuwei Films (Holdings) Co., Ltd.
Form 20-F for the Year Ended December 31, 2010
Filed March 25, 2011
Form 20-F/A for the Year Ended December 31, 2010
Filed December 2, 2011
File No. 1-33176

Dear Mr. Hartz:

Fuwei Films (Holdings) Co., Ltd. (the “Company”) hereby provides responses (the “Response Letter”) to comments issued in a letter dated December 23, 2011 (the “Staff Letter”) regarding the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”) filed on March 25, 2011 and Form 20-F/A for the Year Ended December 31, 2010 filed on December 2, 2011. The discussion below reflects our responses to the Staff Letter and is presented in the order of the numbered comments in the Staff Letter.

Form 20-F for the Year Ended December 31, 2010
Risk Factors, page 8
Circumstances Under Which You Acquired Ownership of Your Main Productive Assets, page 10

1.
We note your response to comment two from our letter dated November 14, 2011. On page 10 you state that your counsel believes that a loss is remote, however on F-16 you state that a loss is possible. Please revise your Legal Proceedings footnote to state whether or not it is reasonably possible that you may incur material losses in excess of the amounts accrued, if any, related to either issue. Please also revise to so state and disclose a range of reasonably possible loss, or, if true, state that such an amount cannot be estimated.

COMPANY RESPONSE: Since the Neo-Luck Group and DMT have entered into a Settlement Agreement in March 2008 and the arbitration was withdrawn by the ICC, we continue to believe that the loss due to purchasing equipment from DMT is remote.

We respectfully note that in the sentence referred to by the Staff on page F-16, while we characterized the risk of a ruling in favor of DMT as “possible,” this standard was used in view of the fact that Shandong Neo-Luck was the nominal defendant in the arbitration, and we went on to describe the risk attaching to Fuwei Films in the following manner: “which might result in a liability for Shandong Fuwei [emphasis added]” which is consistent with our belief that risk associated with this contingent liability is remote.

Pursuant to ASC 450-20, as the risk of such loss contingency is remote, no disclosure is required regarding these matters and no range of reasonably possible loss is necessary.

Item 15. Controls and Procedures, page 77

2.
We note your response to comment five from our letter dated November 14, 2011. You indicate that the financial statements are prepared by the Manager and Assistant to the Manager and reviewed by the CEO and CFO. Please provide the following:

●	Tell us whether the CEO and/or CFO have any relevant training or experience in U.S. GAAP;
●	Tell us whether the CEO and/or CFO hold and maintain any other U.S. GAAP professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant;
●
You disclose that your Manager and Assistant to the Manager have attended trainings in U.S. GAAP. Please tell us what relevant education and specific ongoing training he or she has had relating to U.S. GAAP;

●
Please tell us whether your Manager or Assistant to the Manager hold and maintain any U.S. GAAP professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

●	Please tell us about your CEO, CFO, Manager, Assistant Manager and Internal Control Clerk’s professional experience in evaluating effectiveness of internal control over financial reporting.

COMPANY RESPONSE:
●
CEO and CFO of the Company have no other working experience with other listed companies except with the Company. They have no relevant training in U.S. GAAP and do not hold and maintain any other U.S. GAAP professional designations.

●
Our Manager has not attended any training in U.S. GAAP  while our Assistant to the Manager attended a training seminar hosted by Association of U.S. Listed Chinese Companies for accounting and reporting update for US listed companies in December 2011. Mr. Liu, the Manager is a graduate from Qingdao Technological University majoring in accounting while the Assistant to the Manager, Ms Liu graduated from Weifang College majoring in foreign trade. None of them hold or maintain any U.S. GAAP professional designations.

●
Our CEO – Mr. Xiaoan He has been Chief Executive Officer of our Company since 2005. Mr. He has more than ten years of management experience in the plastics and packaging industries in the PRC. From June 2004 to January 2005, Mr. He was our General Manager responsible for our daily operation and management. Prior to joining us as the General Manager in June 2004, Mr. He was the general manager of Suzhou Broadway Plastic Packaging Co., Ltd from 1996 to 2003. From 1990 to 1996, he was the vice general manager at Suzhou Xiangxuehai Freezer Co., Ltd and from 1983 to 1990, he was the vice general manager at Suzhou Marine Machinery Co., Ltd. Mr. He obtained his EMBA from the China Europe International Business School in 2003 and Bachelor in Engineering from the Shanghai Jiaotong University in 1983.

Our CFO – Mr. Xiuyong Zhang began serving as our Chief Financial Officer on April 11, 2008. He had accumulated more than 10 years of experience in investment, accounting and financial fields. Prior to joining us as a director of the Company, Mr. Zhang has also been the director of Shandong Fuwei since July 2004, and the Vice President since January 2005. Mr. Zhang was the vice-head of an audit firm, Shandong Zhengyuan Hexin Auditors, Weifang branch from 1999 to 2004. From 1991 to 1999, he was an accounting supervisor at the main office of the Weifang City Local Products Company. Mr. Zhang was certified as the Chinese Certified Public Accountant by the Ministry of Finance of the PRC in 1997. He received the Certification of Financial Accounting from the Shandong Television University in 1996.

Our Manager of Finance Department – Mr. Liu worked as an accountant for Fuhua Hotel, Neoluck Plastics before joining Fuwei Films in 2003 and the Assistant to Manager worked as an account for Neoluck Auto Spare Part Co., Ltd, Yuanfei Hotel Weifang and other companies before joining Fuwei Films in 2004. He is a Certified Public Accountant of China.

Our Internal Control Clerk – Mr. Ju Yin, after graduating from Shandong University of Technology in 1997, has worked as the manager of finance dept of many companies as well as a professional for M&A transaction for almost ten years and gained rich experience in finance and investment before becoming an employee of Fuwei Films in 2007.

3.
We also note in your response to comment five from our letter dated November 14, 2011 that Mr. Tee Chuang Khoo was determined to be an audit committee financial expert. Please tell us the following regarding your financial expert:

●	What role, if any, he takes in preparing your financial statements and evaluating the effectiveness of your internal control;
●	What relevant ongoing training has he had relating to U.S. GAAP;
●	Whether he holds and maintains any other professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
●
About his professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. Please specifically tell us what role Mr. Khoo had in preparing financial statements and evaluating the effectiveness of internal controls in his positions as senior partner, general manager and other managerial positions of listed companies. Please also tell us whether any of those companies report their financial statements under U.S. GAAP.

COMPANY RESPONSE:

●	Mr. Tee Chuang Khoo acts as Chairman of our Audit Committee who approves our financial reporting and verifies our internal control over financial reporting;
●	Mr. Tee Chuang Khoo does not have any ongoing training relating to U.S. GAPP;
●
Mr. Tee Chuang Khoo received a Bachelor of Arts in Finance & Management from the University of Oregon (USA), a Masters Degree in Business Administration (MBA) from University of Southern California (USA) and a diploma in Accounting from the Association of International Accountants from the United Kingdom.

●
Mr. Tee Chuang Khoo has a professional accounting qualification from the Association of International Accountants of United Kingdom. He has experience in auditing and evaluating financial statements in his previous jobs but did not work for any company that prepares financial statements based on U.S. GAAP.

(22) Commitments and Contingencies, page F-16
(d) Legal Proceedings, page F-16
Class Action, page F-17

4.
We note your response to comment eight from our letter dated November 14, 2011. You indicate that you do not believe that any resulting changes are required. Please confirm whether or not it is reasonably possible that you may incur material losses in excess of the amounts accrued. Please also revise to so state and disclose a range of reasonably possible loss, or, if true, state that such an amount cannot be estimated.

COMPANY RESPONSE:  As discussed with the Staff, we confirm that the risk that we will incur material losses in excess of the amounts disclosed in the footnotes to our financial statements is remote.

Form 20-F/A for the Year Ended December 31, 2010
Exhibit 12.1 and 12.2

5.
You have replaced the word “report” with “annual report” in paragraphs 2, 3, and 4 of your certifications. In future filings, please revise your certifications to use the word “report” instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

COMPANY RESPONSE: The Company undertakes to revise its certifications to be in conformity with the exact form as required in Item 601(b)(31) of Regulation S-K in future filings.

Sincerely,

/s/ Xiuyong Zhang
Xiuyong Zhang
Chief Financial Officer

CC:  Mitchell S. Nussbaum, Esq.